UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 387,997,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 387,997,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,997,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.78%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Kinetik Finance SARL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,620,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,620,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,620,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.33%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 415,617,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 415,617,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,617,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.11%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 5 of 8 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, and as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Item 4 of Schedule 13D shall hereby be amended by inserting the following new paragraphs after the first paragraph thereof:

On November 9, 2022, Kinetik terminated the Plan.

On November 10, 2022, Kinetik and Citigroup Global Markets Inc. entered into a trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “November 2022 Plan”), a copy of which is attached hereto as Exhibit 10. Pursuant to the November 2022 Plan, sales of up to 40,000,000 Ordinary Shares by Kinetik may be effected between November 14, 2022 and March 31, 2023 in accordance with the terms and conditions of the November 2022 Plan. The sale of Ordinary Shares under the November 2022 Plan is subject to minimum price parameters adopted by the Reporting Persons, and there is no assurance that any Ordinary Shares will be sold under the November 2022 Plan.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b)The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 638,344,885 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 8, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 11, 2022, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Kinetik beneficially owns 387,997,800 Ordinary Shares, or approximately 60.78% of the outstanding Ordinary Shares, Kinetik Finance beneficially owns 27,620,000 Ordinary Shares, or approximately 4.33% of the outstanding Ordinary Shares, the Foundation beneficially owns 415,617,800 Ordinary Shares, or approximately 65.11% of the outstanding Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 415,617,800 Ordinary Shares, or approximately 65.11% of the outstanding Ordinary Shares.

CUSIP No. L0423Q108	Page 6 of 8 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since August 31, 2022:

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
9/1/2022	200,000	$1.0458	[1]
9/2/2022	200,000	$1.0236	[2]
9/6/2022	200,000	$1.0295	[3]
9/7/2022	200,000	$1.0502	[4]
9/8/2022	200,000	$1.0757	[5]
9/9/2022	200,000	$1.1003	[6]
9/12/2022	200,000	$1.0935	[7]
9/13/2022	200,000	$1.0331	[8]
9/14/2022	200,000	$1.0313	[9]
9/16/2022	200,000	$1.0196	[10]
9/19/2022	38,000	$1.0129	[11]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.035 to $1.08 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.00 to $1.06 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.005 to $1.04 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.025 to $1.08 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.04 to $1.12 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.075 to $1.13 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.08 to $1.11 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.015 to $1.08 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.005 to $1.06 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[10]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.00 to $1.045 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.00 to $1.02 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 7 of 8 Pages

The sale prices do not reflect brokerage commissions paid. All such sales were made pursuant to the Plan.

3. Item 6 of the Schedule 13D shall hereby be amended by inserting the following new paragraph after the last paragraph thereof:

The description of the November 2022 Plan in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

4. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibit:

Exhibit 10 Rule 10b5-1 Trading Plan dated November 10, 2022.

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. L0423Q108	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 11, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name: Gilles Dusemon
Title: Manager

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

By:	/s/ Filippo Noseda
Name: Filippo Noseda
Title: Councillor